UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
November 17, 2022
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the nine months ended September 30, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration Number 333-254525 and Registration Number 333-266328) which were filed with the U.S. Securities and Exchange Commission (the "Commission") on March 19, 2021 and July 26, 2022, respectively, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

Exhibits

4.11 Senior Secured Credit Facility Agreement, dated October 3, 2022, between, among others, Borr Drilling Limited and DNB Bank ASA.

4.12 Third Global Amendment Deed dated October 3, 2022, between, among others, PPL Shipyard Pte Ltd. and Borr Drilling Limited.

4.13 Facility Agreement, dated June 25, 2019, as amended, supplemented and restated on July 8, 2020, and as further amended and restated on October 3, 2002, between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others.

4.14 Amended and Restated Framework Deed dated October 4, 2022, between, among others, Borr Drilling Limited, Keppel FELS Limited and Offshore Partners Pte. Ltd.

99.1 Unaudited Interim Financial Report for the nine months ended September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
November 17, 2022	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This report and any other written or oral statements made by us in connection with this report include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, including market outlook, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts and contract terms including day-rates, statements with respect to our ATM program, expectations with respect to contracting available rigs, tender activity and new tenders, plans regarding rig deployment, statements with respect to newbuilds, including expected delivery dates, statements with respect to our joint ventures ("JV's"), statements relating to sales of rigs and expected sale proceeds, industry trends, including activity levels in the jack-up rig and oil industry, expected demand for and utilization of rigs, statements with respect to the agreements entered into with our shipyard creditors and our other secured creditors, statements with respect to rig sales, statements relating to the equity raise settled in August 2022 and the statements in this report under the heading “Going Concern Assumption” in the following operating and financial review and prospects discussion and “Going concern" in Note 1 of the Unaudited Consolidated Financial Statements.

The forward-looking statements in this document are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our industry and business, including risks relating to industry conditions and tendering activity, the risk of delays in payments to our JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations and through issuance of additional debt or equity or sale of assets, risks relating to our loan agreements and other debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to the agreements we have reached with our lenders to refinance our debt, including risk relating to our undertaking in certain of our loan agreements to refinance the convertible bonds by the end of January 2023, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks relating to our newbuild purchase and financing agreements, risks relating to our plans to sell three newbuild rigs, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact on the demand for oil and gas, risks relating to the military action in the Ukraine and its impact on our business, and other risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2022 and 2021. Unless the context indicates otherwise, the "Company," the "Registrant," "we," "us," "our," and words of similar nature, all refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see Item 5 of our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the Commission on April 11, 2022.

Overview

We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers.

Recent Developments
In the third quarter of 2022 and October 2022, the Company entered into agreements with its secured creditors to refinance all of its secured debt maturing in 2023 to 2025. As part of these agreements, the Company extended the debt maturity for its shipyard delivery financing arrangement with PPL and maturity of its secured debt facility with Hayfin to 2025; deferred the delivery dates for two of its newbuild rigs to 2025 and agreed to sell three newbuild rigs the Company previously agreed to purchase from Keppel to an undisclosed third-party. In addition, the Company repaid the outstanding balance of its Syndicated Facility and New Bridge Facility with proceeds from a new $150 million bilateral facility fully drawn down provided by DNB Bank ASA, an existing lender in the previous facilities, and also using a portion of the proceeds from its equity offering in August 2022 in which the Company raised gross proceeds of $274.9 million by issuing 76,363,071 shares at a subscription price of $3.60 per share ("August 2022 Equity Offering").
In addition, on October 13, 2022, the Company entered into an agreement to sell the "Gyme" jack-up drilling rig for a price of $120 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL Shipyard completed in October 2022. The transaction was concluded on November 15, 2022 and the proceeds from the sale were applied to all outstanding amounts owed on the rig, and excess amounts were applied to the capitalized interest for the eight other rigs financed by PPL.
Operating and Financial Review

Set forth below is selected financial information for the nine months ended September 30, 2022 and 2021.

	Nine months ended September 30,
In $ millions	2022	2021	Change	% Change
Total operating revenues	295.2	176.2	119.0	68%
Gain on disposal	0.6	0.7	(0.1)	(14)%
Rig operating and maintenance expenses	(181.5)	(141.8)	(39.7)	28%
Depreciation of non-current assets	(88.2)	(83.2)	(5.0)	6%
Impairment of non-current assets	(131.7)	—	(131.7)	100%
General and administrative expenses	(25.8)	(27.2)	1.4	(5)%
Total operating expenses	(427.2)	(252.2)	(175.0)	69%
Operating loss	(131.4)	(75.3)	(56.1)	75%

Other non-operating income	2.0	3.6	(1.6)	(44)%

(Loss)/income from equity method investments	(0.2)	14.1	(14.3)	(101)%
Total financial expenses, net	(126.3)	(83.3)	(43.0)	52%
Loss before income taxes	(255.9)	(140.9)	(115.0)	82%
Income tax expense	(15.6)	(6.0)	(9.6)	160%
Net loss	(271.5)	(146.9)	(124.6)	85%

Nine months ended September 30, 2022 compared with the nine months ended September 30, 2021

Net loss: Net loss increased by $124.6 million to $271.5 million for the nine months ended September 30, 2022 compared to $146.9 million in the same period in 2021. The increase in net loss is primarily a result of an increase in impairment of non-current assets as well as an increase in total financial expenses, net, as discussed below in the following:

Total operating revenues: Total operating revenues increased by $119.0 million to $295.2 million for the nine months ended September 30, 2022 compared to $176.2 million for the same period in 2021. The increase is a result of an increase in dayrate revenue of $87.1 million, of which $83.4 million of the increase is a result of an increase in the number of rigs in operation, as well as an increase of $31.9 million in related party revenue. The increase in related party revenue is driven by an increase in bareboat revenues relating to our related party joint ventures.

Gain on disposal: Gain on disposal was $0.6 million for the nine months ended September 30, 2022 compared to $0.7 million for the same period in 2021. The gain on disposal for the nine months ended September 30, 2022 relates to the sale of scrap assets. The gain on disposal for the nine months ended September 30, 2021 relates to the sale of scrap assets of $0.8 million, offset by the loss on sale of the jack-up rig "Balder" of $0.1 million.

Rig operating and maintenance expenses: Rig operating and maintenance expenses increased by $39.7 million to $181.5 million for the nine months ended September 30, 2022 compared to $141.8 million for the same period in 2021. The increase is primarily a result of an increase in the number of rigs in operation.
Depreciation of non-current assets: Depreciation of non-current assets increased by $5.0 million to $88.2 million for the nine months ended September 30, 2022 compared to $83.2 million for the same period in 2021. The increase is primarily a result of an increase in the depreciable cost base due to an increase in additions to jack-up rigs.

Impairment of non-current assets: Impairment of non-current assets for the nine months ended September 30, 2022 included a $124.4 million impairment loss recognized on the impairment of advance payments and capitalized interest on the newbuilding jack-up rigs "Tivar", "Huldra" and "Heidrun" as well as a $7.3 million impairment loss recognized on the jack-up rig "Gyme", both following an impairment review as a result of the Company entering into agreements during the nine months ended September 30, 2022, to sell the newbuildings and jack-up rig.

General and administrative expenses: General and administrative expenses decreased by $1.4 million to $25.8 million for the nine months ended September 30, 2022 compared to $27.2 million for the same period in 2021. The decrease is comprised of various insignificant movements associated with routine corporate activities.
Other non-operating income: Other non-operating income was $2.0 million for the nine months ended September 30, 2022 compared to $3.6 million for the same period in 2021. Other non-operating income for the nine months ended September 30, 2022 relates to income recognized in connection with an amendment to a historical agreement to recycle one of our jack-up rigs. Other non-operating income for the nine months ended September 30, 2021 relates to the gain on sale of the Company's 49% interest in each of the Opex and Akal joint ventures which were disposed of on August 4, 2021.
(Loss)/income from equity method investments: Income from equity method investments decreased by $14.3 million to ($0.2) million (loss) for the nine months ended September 30, 2022 compared to $14.1 million for the same period in 2021. The overall decrease is primarily a result of a $13.1 million decrease in equity income from the Opex and Akal JV 's ("IWS JVs"). On August 4, 2021, the Company sold its 49% interest in each of the IWS JV's and as such, no equity income from the IWS JVs was recognized during the nine months ended September 30, 2022.
Total financial expenses, net: Total financial expenses, net, increased by $43.0 million to $126.3 million for the nine months ended September 30, 2022 compared to $83.3 million for the same period in 2021. The overall increase is principally due a $23.9 million increase in interest expense and a $23.8 million increase in other financial items, primarily as a result of an increase in yard cost cover relating to newbuild rigs not yet delivered as well as a $7.5 million increase in financing fees. These increases to total financial expenses, net, were offset by a $3.9 million increase in interest income from our JV's as well as a $0.8 million increase from interest on term deposits.
Income tax expense: Income tax expense increased by $9.6 million to $15.6 million for the nine months ended September 30, 2022 compared to $6.0 million for the same period in 2021. The overall increase is principally due to a $5.7 million increase in corporate income tax expense as a result of increased operations in Africa and Asia, as well as a $2.2 million increase as a result of increased withholding tax on bareboat revenues in Mexico.
Adjusted EBITDA: Adjusted EBITDA increased by $89.3 million to $102.3 million for the nine months ended September 30, 2022 compared to $13.0 million for the same period in 2021. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of underlying business performance from period to period and may be used to compare against the performance of other companies. Set forth below is how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss for the periods presented. See "Non-GAAP Financial Measures".

	Nine months ended September 30,
In $ millions	2022	2021	Change	% Change
Net loss	(271.5)	(146.9)	(124.6)	85%
Depreciation of non-current assets	88.2	83.2	5.0	6%
Impairment of non-current assets	131.7	—	131.7	100%
Other non-operating income	(2.0)	(3.6)	1.6	(44)%
Income/(loss) from equity method investments	0.2	(14.1)	14.3	(101)%
Total financial expenses, net	126.3	83.3	43.0	52%
Income tax	15.6	6.0	9.6	160%
Amortization of deferred mobilization and contract preparation costs	23.1	9.2	13.9	151%
Amortization of deferred mobilization and demobilization revenue	(9.3)	(4.1)	(5.2)	127%
Adjusted EBITDA	102.3	13.0	89.3	687%

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, available funds under our financing arrangements, including the shipyard delivery financing arrangements relating to our newbuild rigs and sales of non-core assets.

On December 28, 2021, the Company conducted a private placement of $30.0 million by issuing 13,333,333 new shares (in the form of depository receipts) at a subscription price of $2.25 per share. On January 31, 2022, the equity offering was settled and the Company's issued number of shares increased to 150,551,508 common shares.

On August 10, 2022, the Company conducted a public offering in the U.S., raising gross proceeds of $274.9 million and net proceeds of $260.4 million by issuing 76,363,071 shares at a subscription price of $3.60 per share.
In addition, during the nine months ended September 30, 2022, we sold and issued 2,350,000 shares under our ATM program, raising gross proceeds of $8.9 million and net proceeds of $8.8 million, with compensation paid by the Company to Clarksons Securities of $0.1 million.
Following the December private placement, the August public offering in the U.S. and issuance of shares under our ATM program, the Company's issued number of shares increased to 229,264,579, as of September 30, 2022.
As of September 30, 2022, we had cash and cash equivalents of $279.0 million and restricted cash of $7.0 million. Since September 30, 2022, through to November 11, 2022, in addition to net cash generated from operations, as well as cash movements relating to our refinancing which is described in "Borrowing Activities" below, $20.5 million was used for capital expenditure costs associated with activation, reactivation and mobilization of jack-up rigs.

Borrowing Activities

As of September 30, 2022, we had principal debt outstanding of $1,870.0 million, of which $1,610.8 million matures in 2023. In October 2022, we entered into definitive agreements with our secured creditors to refinance our $1,520.0 million in secured debt maturing in 2023 to 2025. Associated with these amendments, we raised $274.9 million of equity in August 2022, and used a significant portion of the equity raised to reduce our secured debt.

Our $350 million convertible bond matures in May 2023 and we have undertaken under the DNB Facility, Hayfin Facility and Keppel Facilities to refinance our convertible bond by the end of January 2023. If the Company does not refinance the convertible bonds by this date, subject to relevant grace periods under the DNB Facility and Keppel Facilities, and it is unable to obtain waivers from the lenders under such facilities, this would result in an event of default which will permit the lenders to accelerate the debt thereunder.

Set forth below is a summary of some of the key terms of our loan agreements and our convertible bond.

New Secured Facility with DNB Bank ASA (DNB Facility)

In October 2022, we entered into a new $150 million secured loan facility which matures in October 2025. The proceeds of this facility were used, together with a portion of the proceeds of our August 2022 Equity Offering, to repay our previous Syndicated Facility and New Bridge Facility under which we had an aggregate of $310.5 million principal outstanding as of September 30, 2022.

Our obligations under this new facility are secured by five jack-up rigs (“Idun”, “Norve”, “Prospector 1”, “Prospector 5” and “Mist””) and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the pledged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. The pledged rigs constitute five of the eight rigs which had secured our previous Syndicated Facility and New Bridge Facility, leaving the three jack-up rigs "Odin", "Frigg" and "Ran" unencumbered.

The DNB Facility has quarterly repayments of $5 million and bears interest at three month compounded SOFR plus a margin. The facility also includes an exit/repayment fee.

The DNB Facility agreement contains various restrictions, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; restrictions on dividends and investments and repurchases of our shares, restrictions on providing financial support, restrictions on disposals of assets, a negative pledge over certain assets and restrictions on new secured debt (subject to exceptions, including a basket for up to $150 million of new secured financing secured by our three unencumbered rigs) and a requirement to refinance our convertible bonds by the end of January 2023.

Furthermore, a change of control event occurs if any person other than Mr. Tor Olav Trøim or persons collaborating or acting in concert with him obtain more than 30% of the voting power in the Company or control the appointment of the board, unless such new controlling shareholders are acceptable to the lenders. Our DNB Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the DNB Facility agreement or security documents or jeopardize the security provided thereunder. In addition, our DNB Facility contains a “most favored nation” clause which provides that our financial covenants shall be amended to reflect any more lender-favorable covenants that we agree in any other loan agreement as well as a clause that restricts certain amendments to other secured debt facilities including amendments that would increase principal amount, payments or margins or bring forward payment dates.

The DNB Facility includes certain financial covenants, including a requirement that we maintain: (i) through December 31, 2023, minimum “Parent Cash” (cash held by Borr Drilling Ltd or a subsidiary and which can be paid to Borr Drilling Ltd without restriction, including upon an event of default) of not less than $10 million and minimum “Group Cash” (cash held by any member of the Borr group excluding cash in pledged bank accounts which cannot be freely transferred to Borr Drilling Ltd (prior to an event of default)) of not less than $15 million, in each case through December 31, 2023; from January 1 to December 31, 2024, minimum Parent Cash of not less than $50 million and from January 1 to October 5, 2025, minimum Parent Cash of not less than $75 million; (ii) a minimum book equity ratio until December 31, 2023, equal to or higher than 20%; from January 1 to December 31 2024, equal to or higher than 25% and from January 1, 2025 to maturity, equal to or higher than 35%; (iii) a positive working capital balance; and (iv) aggregate market value of the pledged rigs of at least 175% of the amount of loans outstanding under the facility.

Hayfin Facility

As of September 30, 2022, we had $197.0 million principal outstanding under our Hayfin Facility, maturing in January 2023. We amended the terms of this agreement in October 2022, which included an extension of the maturity of the facility to January 2025 subject to an extension fee and repayment of $45.0 million of this facility in 2022. For the repayment of $45.0 million, $30.0 million was paid in October 2022, using proceeds from the August 2022 Equity Offering and a further payment of $15.0 million is due in December 2022.

Principal repayments of $20 million are due in 2023 and $30 million is due in 2024, in quarterly installments. The facility bears interest at SOFR plus a margin. The facility also includes an exit/repayment fee. Our Hayfin facility also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and material adverse effect and other customary events of default. In addition, our Hayfin facility contains a “most favored nation” clause which provides that our financial covenants shall be amended to reflect any more lender-favorable covenants that we agree in any other loan agreement as well as a clause that restricts certain amendments to other secured debt facilities including amendments that would increase principal amount, payments or margins or bring forward payment dates. The Hayfin Facility includes financial covenants in respect of minimum Group Cash and minimum book equity ratio at the same level as the DNB Facility. The facility is secured by three rigs, "Saga", "Skald" and "Thor".

PPL Facilities

As of September 30, 2022, we had $782.6 million principal outstanding under our PPL Facilities, maturing in July 2023, which includes $29.3 million in back-end fees.

We amended the terms of this agreement in October 2022, which included (i) the deferral of maturities from 2023 to 2025, (ii) revised payments of capitalized interest in 2022 of $37.9 million (of which $13.9 million was paid on completion in October 2022, and $24.0 million is to be paid in December 2022), payments in March 2023 of $20.0 million to be applied to repay a portion of capitalized interest and quarterly repayments of the remaining capitalized interest as of March 2023, with 50% payable in 2023 and 50% payable in 2024, (iii) payment of an extension fee of $7.5 million which has been paid, (iv) repayment of principal of $60 million in 2023 and $64.0 million in 2024, (v) applying 20% of future equity offerings (excluding the August 2022 Equity Offering) to pay down this facility, to be applied first to accrued interest. and (vi) the sale by November 15, 2022 of the rig “Gyme”.

On November 15, 2022, we completed the sale of the “Gyme” for $120.0 million. The proceeds from the sale were applied to repay principal, back-end fee and accrued interest for the rig, and any excess amounts received by PPL were applied to the capitalized interest for the eight other rigs which are financed by PPL. Prior to the sale of the "Gyme", these facilities were secured by nine rigs, following such sale the facilities will be secured by eight rigs.

Keppel Facilities and Rig Purchase Agreements (Keppel Facilities)

As of September 30, 2022, we had $272.7 million principal outstanding under our Keppel Facilities, including $13.5 million in back-end fees, which have maturities in October 2025, January 2026 and April 2026. These facilities are secured by the three rigs "Arabia I", "Arabia II" and "Hild". We did not amend the material terms of these facilities in connection with the amendments and refinancing of our other facilities described above.

We had agreements to purchase five rigs from Keppel on various dates in 2023 for a total remaining purchase price of $624 million, plus costs accrued for deferring delivery dates of the rigs. In October 2022, we amended these agreements to provide for the sale of three rigs under construction to a third party for total consideration of $320 million under a separate agreement with a third party buyer to be negotiated and documented separately, to be used to pay the delivery installments of the three rigs. Under the terms of the amendment, the delivery dates for the three rigs to be sold is estimated to be in the fourth quarter of 2022, May 2023 and July 2023, for the Tivar, Huldra and Heidrun respectively. The Company has agreed to pay $32.6 million to Keppel to be equally split per rig and paid on the delivery date for each rig in addition to the $320 million sale price to be paid by the third party buyers, which represents the balancing amounts of the Company's commitment to Keppel for the three rigs.

The amendment to the Keppel agreement provides for the Company to purchase the other two undelivered rigs from Keppel in July 2025 (for “Vale”) and September 2025 (for “Var”) for an aggregate purchase price of $147.4 million per rig, of which Keppel has committed to finance $130 million for each rig, with a 4 year maturity. In addition, the Company is liable to pay the cost for deferral of delivery of these two rigs at 7.5% per annum to be paid 50% in 2023 and 50% in 2024.

Convertible Bonds due 2023

We have $350 million principal amount of convertible bonds due in May 2023 that bear interest of 3.875% per annum with a conversion price of $63.5892 per share. Under the DNB Facility, Hayfin Facility and Keppel Facilities, we have undertaken to refinance these bonds prior to the end of January 2023.

Cash Flows

The table below sets forth cash flow information for the periods presented.

	Nine months ended September 30,
In $ millions	2022	2021	Change	% Change
Net cash used in operating activities	(15.0)	(34.6)	19.6	(57)%
Net cash (used in)/provided by investing activities	(43.1)	39.5	(82.6)	(209)%
Net cash provided by financing activities	298.1	44.8	253.3	565%
Net increase in cash and cash equivalents and restricted cash	240.0	49.7	190.3	383%
Cash and cash equivalents and restricted cash at beginning of period	46.0	19.2	26.8	140%
Cash and cash equivalents and restricted cash at end of period	286.0	68.9	217.1	315%

Net cash used in operating activities decreased by $19.6 million to $15.0 million for the nine months ended September 30, 2022 compared to $34.6 million for the same period in 2021, primarily due to the timing of working capital movements.

Net cash used in investing activities of $43.1 million for the nine months ended September 30, 2022 is comprised of $42.8 million in additions to jack-up rigs, primarily as a result of activation and reactivation costs and $1.0 million in purchases of property, plant and equipment. These were offset by $0.7 million in proceeds received from the sale of other assets.

Net cash provided by investing activities of $39.5 million for the nine months ended September 30, 2021 is comprised of :
•$40.2 million in net distributions from our equity investment JV's as a result of the return of previous shareholder funding;
•$10.6 million from the sale of two equity method investments (IWS JVs);
•$1.4 million proceeds from the sale of the rig "Balder";
•$0.8 million proceeds from the sale of other assets; offset by
• $13.5 million in additions to jack-up rigs as a result of activation costs.

Net cash provided by financing activities of $298.1 million for the nine months ended September 30, 2022 is comprised of:
•$260.4 million proceeds, net of transaction costs from our August 2022 Equity Offering;
•$28.9 million proceeds, net of transaction costs from our equity offering which closed in January 2022; and
•$8.8 million proceeds, net of transaction costs from the sale of shares under our ATM program.

Net cash provided by financing activities of $44.8 million for the nine months ended September 30, 2021, is a result of the proceeds, net of transaction costs, from our January 2021 equity offering.

Cash interest paid was $32.0 million for the nine months ended September 30, 2022 and $34.4 million for the same period in 2021 and is included in net cash used in operating activities.

Going Concern Assumption
We have incurred significant losses since inception and will be dependent on additional financing in order to fund our losses expected in the next 12 months, meet our existing capital expenditure commitments and refinance our convertible bond, which matures in May 2023 (and which we have agreed with our secured creditors to refinance before the end of January 2023).
The establishment of our ATM program, the equity raised in both December 2021 and August 2022, the extension of the maturities of our secured debts to 2025, and the sale of the "Gyme" jack-up rig for a price of $120.0 million with proceeds from the sale being applied to all outstanding amounts owed on the rig (thereby reducing our total outstanding debt), has (and is expected to) improved our current liquidity situation. However, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on accretive contracts, in addition to being able to refinance our convertible bond which matures in May 2023. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation of non-current assets; impairment of non-current assets; other non-operating income; (loss)/income from equity method investments; total financial expenses, net; amortization of deferred mobilization and contract preparation costs; amortization of deferred mobilization and demobilization revenue; and income tax.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.

We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Operating revenues
Dayrate revenue	4	90.5	57.6	241.5	154.4
Related party revenue	4, 20	17.4	15.4	53.7	21.8
Total operating revenues		107.9	73.0	295.2	176.2

(Loss) / gain on disposal		(0.1)	—	0.6	0.7

Operating expenses
Rig operating and maintenance expenses		(60.4)	(45.6)	(181.5)	(141.8)
Depreciation of non-current assets	14	(29.2)	(28.4)	(88.2)	(83.2)
Impairment of non-current assets	13, 14	(7.3)	—	(131.7)	—
General and administrative expenses		(7.0)	(7.7)	(25.8)	(27.2)
Total operating expenses		(103.9)	(81.7)	(427.2)	(252.2)

Operating income / (loss)		3.9	(8.7)	(131.4)	(75.3)

Other non-operating income		—	3.6	2.0	3.6

(Loss) / income from equity method investments	6	(0.2)	3.8	(0.2)	14.1

Financial income (expenses), net
Interest income		0.8	—	4.7	—
Interest expense		(34.8)	(22.9)	(92.5)	(68.6)
Other financial expenses, net	7	(20.1)	(3.7)	(38.5)	(14.7)
Total financial expenses, net		(54.1)	(26.6)	(126.3)	(83.3)

Loss before income taxes		(50.4)	(27.9)	(255.9)	(140.9)
Income tax expense	8	(4.5)	(4.7)	(15.6)	(6.0)
Net loss attributable to shareholders of Borr Drilling Limited		(54.9)	(32.6)	(271.5)	(146.9)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited		(54.9)	(32.6)	(271.5)	(146.9)

Basic and diluted loss per share	9	(0.30)	(0.24)	(1.68)	(1.10)
Weighted-average shares outstanding	9	185,622,430	136,811,843	161,376,006	134,023,528
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	Notes	September 30, 2022	December 31, 2021
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		279.0	34.9
Restricted cash	10	0.3	3.3
Trade receivables		38.0	28.5
Prepaid expenses		19.9	6.6
Deferred mobilization and contract preparation costs	5	35.9	17.2
Accrued revenue	5	30.9	20.2
Due from related parties	20	76.9	48.6
Assets held for sale	11	127.3	—
Other current assets	12	24.2	16.9
Total current assets		632.4	176.2

Non-current assets
Non-current restricted cash	10	6.7	7.8
Property, plant and equipment		3.5	3.7
Newbuildings	13	3.5	135.5
Jack-up rigs	14	2,595.2	2,730.8
Equity method investments	6	19.2	19.4
Other non-current assets	15	18.5	6.9
Total non-current assets		2,646.6	2,904.1
Total assets		3,279.0	3,080.3

LIABILITIES AND EQUITY
Current liabilities
Trade payables		53.2	34.7
Accrued expenses	16	72.1	45.6
Short-term accrued interest and other items		161.7	15.3
Short-term debt	17	1,649.6	—
Onerous contracts held for sale	13	16.8	—
Other current liabilities	18	49.8	22.3
Total current liabilities		2,003.2	117.9

Non-current liabilities
Long-term accrued interest and other items		—	70.1
Long-term debt	17	283.5	1,915.9
Other non-current liabilities		20.3	15.2
Onerous contracts		54.5	71.3
Total non-current liabilities		358.3	2,072.5
Total liabilities		2,361.5	2,190.4

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 255,000,000 (2021:180,000,000) shares, issued 229,264,579 (2021: 137,218,175) shares and outstanding 228,858,246 (2021: 136,811,842) shares	22	23.0	13.8
Treasury shares		(13.7)	(13.7)
Additional paid in capital		2,267.9	1,978.0
Accumulated deficit		(1,359.7)	(1,088.2)
Total equity		917.5	889.9
Total liabilities and equity		3,279.0	3,080.3
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash Flows from Operating Activities
Net loss		(54.9)	(32.6)	(271.5)	(146.9)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Non-cash compensation expense related to stock options		0.5	0.2	1.0	1.1
Depreciation of non-current assets	14	29.2	28.4	88.2	83.2
Impairment of non-current assets	13,14	7.3	—	131.7	—
Loss/(gain) on disposal of assets and other non-operating income		0.1	(3.6)	(0.6)	(4.3)
Amortization of deferred mobilization and contract preparation costs		6.3	1.6	23.1	9.2
Amortization of deferred mobilization and demobilization revenue		(2.8)	(1.3)	(9.3)	(4.1)
Amortization of deferred finance charges	7	1.6	1.8	4.8	4.8
Bank commitment, guarantee and other fees (1)		7.5	—	7.5	—
Effective interest rate adjustments	17	(0.3)	0.4	5.6	2.1
Loss/(income) from equity method investments	6	0.2	(3.8)	0.2	(14.1)
Deferred income tax	8	(1.0)	0.1	—	(0.7)
Change in assets and liabilities:
Amounts due to/from related parties		(9.8)	(10.9)	(28.3)	(6.2)
Accrued expenses		(4.3)	13.7	81.3	14.0
Accrued interest		33.1	1.4	(14.1)	33.2
Other current and non-current assets		(26.1)	6.0	(95.0)	(1.0)
Other current and non-current liabilities		21.6	(8.4)	60.4	(4.6)
Net cash provided by/(used in) operating activities		8.2	(7.0)	(15.0)	(34.6)

Cash Flows from Investing Activities
Purchase of property, plant and equipment		(0.6)	—	(1.0)	—
Proceeds from sale of fixed assets		—	—	0.7	2.2
Distribution from equity method investments	6	—	38.7	—	40.2
Disposal of equity method investments	6	—	10.6	—	10.6
Additions to jack-up rigs		(19.8)	(5.8)	(42.8)	(13.5)
Net cash (used in)/provided by investing activities		(20.4)	43.5	(43.1)	39.5

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	22	260.4	—	298.1	44.8
Net cash provided by financing activities		260.4	—	298.1	44.8
		—	—	—	—
Net increase in cash, cash equivalents and restricted cash		248.2	36.5	240.0	49.7
Cash, cash equivalents and restricted cash at the beginning of the period		37.8	32.4	46.0	19.2
Cash, cash equivalents and restricted cash at the end of the period		286.0	68.9	286.0	68.9

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(9.9)	(11.2)	(32.0)	(34.4)
Income taxes paid, net		(3.9)	2.0	(10.5)	2.8
(1) Issuance of long term debt as non-cash settlement of back-stop fee		7.5	—	—	—

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

(In $ millions)	September 30, 2022	December 31, 2021
Cash and cash equivalents	279.0	34.9
Restricted cash	0.3	3.3
Non-current restricted cash	6.7	7.8
Total cash and cash equivalents and restricted cash	286.0	46.0
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2020	109,429,495	11.0	(26.2)	1,947.2	(895.2)	1,036.8
Issue of common shares	27,058,824	2.8	—	43.2	—	46.0
Equity issuance costs	—	—	—	(1.2)	—	(1.2)
Share-based compensation	275,131	—	10.4	(9.7)	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	(54.4)
Balance as at March 31, 2021	136,763,450	13.8	(15.8)	1,979.5	(949.6)	1,027.9
Share-based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(59.9)	(59.9)
Balance as at June 30, 2021	136,763,450	13.8	(15.8)	1,979.7	(1,009.5)	968.2
Share-based compensation	48,393	—	2.1	(1.9)	—	0.2
Total comprehensive loss	—	—	—	—	(32.6)	(32.6)
Balance as at September 30, 2021	136,811,843	13.8	(13.7)	1,977.8	(1,042.1)	935.8

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issuance costs	—	—	—	(1.1)	—	(1.1)
Share based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0
Issue of common shares	843,010	0.1	—	3.6	—	3.7
Equity issuance costs	—	—	—	(0.1)	—	(0.1)
Share based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(165.3)	(165.3)
Balance as at June 30, 2022	152,495,175	15.4	(13.7)	2,014.6	(1,304.8)	711.5
Issue of common shares	76,363,071	7.6	—	267.3	—	274.9
Equity issuance costs	—	—	—	(14.5)	—	(14.5)
Share based compensation	—	—	—	0.5	—	0.5
Total comprehensive loss	—	—	—	—	(54.9)	(54.9)
Balance as at September 30, 2022	228,858,246	23.0	(13.7)	2,267.9	(1,359.7)	917.5
See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Borr Drilling Limited
Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of September 30, 2022, we had a total of 23 jack-up rigs, including three rigs which were "warm stacked", and had agreed to purchase five additional premium jack-up rigs under construction. Of our total fleet of 28 jack-up drilling rigs (including newbuilds under construction), five jack-up drilling rigs are scheduled for delivery in 2023.
On June 26, 2022, we entered into a letter of intent for the sale of three premium jack-up rigs under construction and on November 15, 2022, we completed the sale of the premium jack-up rig "Gyme" which has been "warm stacked" since we took delivery. Upon conclusion of the sale of these rigs, our fleet will be composed of 22 jack-up rigs and two premium jack-up rigs under construction scheduled for delivery in 2025.
As used herein, and unless otherwise required by the context, the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Going concern
The unaudited consolidated financial statements have been prepared on a going concern basis.
We have incurred significant losses since inception and will be dependent on additional financing in order to fund our losses expected in the next 12 months, meet our existing capital expenditure commitments and refinance our $350 million convertible bond which matures in May 2023. If the Company does not refinance the convertible bonds by this date, subject to relevant grace periods under the DNB Facility and Keppel Facilities, and it is unable to obtain waivers from the lenders under such facilities, this would result in an event of default which will permit the lenders to accelerate the debt thereunder.
In August 2022, the Company conducted a public offering raising net proceeds of $260.4 million by issuing 76,363,071 shares at a subscription price of $3.60 per share ("August Equity Offering"). Proceeds from the August Equity Offering were used to consummate the refinancing described below and are also intended for general corporate purposes.
In October 2022, we entered into agreements with our shipyard creditors and other secured creditors to refinance our respective debt facilities, extending the debt maturity to 2025. As part of these agreements, we paid the outstanding balance of our Syndicated Facility and New Bridge Facility with proceeds from our new $150 million bilateral facility provided by DNB Bank ASA, an existing lender in the previous facilities, and using a portion of the proceeds from our August Equity Offering.
In addition, we paid down $30 million of our Hayfin facility with proceeds from our August Equity Offering and will pay down an additional $15 million by the end of 2022. While there was no refinancing of our facilities with Keppel, our amended agreement with Keppel resulted in the deferral of the delivery dates for two of our newbuild rigs to 2025.
Furthermore, in September 2022, we entered into an agreement to sell three newbuilding jack-ups for $320.0 million, subject to various conditions. Upon closing, the final proceeds from the sale would be used to pay the delivery installments of the three newbuilding jack-up rigs and further eliminate the associated activation costs that would have applied in the future.
On October 13, 2022, we announced that we had entered into an agreement to sell the "Gyme" jack-up drilling rig for a price of $120 million. The sale of the rig is an undertaking by the Company under its most recent refinancing with PPL Shipyard completed in October 2022. Upon closing of the transaction on November 15, 2022, the proceeds from the sale were applied to all outstanding amounts owed on the rig, and excess amounts were applied to the capitalized interest for the eight other rigs financed by PPL.
In July 2021, we established an ATM program under which we may offer and sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. As at October 31, 2022, we have sold 2,350,000 shares, raising $8.8 million in net proceeds under the ATM program. On December 28, 2021, as contemplated by the December 2021 agreements in principle with the shipyard creditors, outlined above, the Company launched a private placement which closed in January 2022, raising net proceeds of $28.9 million.
The sale of shares under our ATM program, the equity raised in December 2021 and August 2022 and the extension of the maturities of our secured debts to 2025 have improved our current liquidity situation. Additionally, the sale of the "Gyme" jack-up rig for a price of $120.0 million with proceeds from the sale being applied to all outstanding amounts owed on the rig, reduced our total outstanding debt. However, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on accretive contracts, in addition to being able to refinance our convertible bond which matures in May 2023. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups or joint ventures in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs and joint ventures, there is no guarantee that any additional financing or sale measures will be concluded successfully.

Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2021, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on April 11, 2022. The consolidated balance sheet data for December 31, 2021 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.
On December 14, 2021, the Board of Directors approved a 2-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every two shares of the Company’s issued and outstanding common shares, par value $0.05 per share was combined into one issued and outstanding common share, par value $0.10 per share. Unless otherwise indicated, all share and per share data in these unaudited consolidated financial statements have been adjusted to give effect of our Reverse Share Split and is approximate due to rounding.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the nine months ended September 30, 2022 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2021.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2022.
In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments clarify the issuer's recognition and measurement considerations resulting from exchanges or modifications to freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payments, it results in an adjustment to EPS/net income (loss). These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2022.
In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) - Lessors - Certain leases with Variable Lease Payments. The amendments affect lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing leases. The new guidance amends the lease classification requirements where lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if certain criteria are met. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not recognize the underlying asset, and, therefore, does not recognize a selling profit or loss. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2022.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in this Update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (i) information about the nature of the transactions and the related accounting policy used to account for the transactions, (ii) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item and (iii) significant terms and conditions of the transactions, including commitments and contingencies. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2022.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The amendments in this Update require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments in this Update improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of, and after, a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination.	January 1, 2023	Under evaluation
ASU 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method	The amendments clarify the accounting for, and promote consistency in, the reporting of hedge basis adjustments applicable to both a single hedged layer and multiple hedged layers as follows:
1) An entity is required to maintain basis adjustments in an existing hedge on a closed portfolio basis (that is, not allocated to individual assets).
2) An entity is required to immediately recognize and present the basis adjustment associated with the amount of the de-designated layer that was breached in interest income. In addition, an entity is required to disclose that amount and the circumstances that led to the breach.
3) An entity is required to disclose the total amount of the basis adjustments in existing hedges as a reconciling amount if other areas of GAAP require the disaggregated disclosure of the amortized cost basis of assets included in the closed portfolio.
	4) An entity is prohibited from considering basis adjustments in an existing hedge when determining credit losses.	January 1, 2023	Under evaluation
ASU 2022-02 Financial Instruments—Credit Losses (Topic 326)
The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the Current Expected Credit Losses (CECL) model and enhance the disclosure requirements for loan refinancing and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write offs for financing receivables and net investment in leases by year of origination in the vintage disclosures.
		January 1, 2023	Under evaluation

As of November 17, 2022, the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.

Note 4 - Segment Information
During the three and nine months ended September 30, 2022, we had a single reportable segment: our operations performed under our dayrate model (which includes rig charters and ancillary services).
During the three and nine months ended September 30, 2021, we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations were performed by our joint venture entities Opex and Akal.
On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal, representing the Company's disposal of the IWS operating segment (see Note 6 - Equity Method Investments).
Our Chief Operating Decision Maker (our Board of Directors) reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our operating segments.

The following presents financial information by segment for the three months to September 30, 2022:

(In $ millions)	Dayrate	Reconciling Items (1)	Consolidated total
Dayrate revenue	143.7	(53.2)	90.5
Related party revenue	—	17.4	17.4
Loss on disposal	—	(0.1)	(0.1)
Rig operating and maintenance expenses	(112.7)	52.3	(60.4)
Depreciation of non-current assets (1)	(28.8)	(0.4)	(29.2)
Impairment of non-current assets	(7.3)	—	(7.3)
General and administrative expenses (1)	—	(7.0)	(7.0)
Loss from equity method investments	—	(0.2)	(0.2)
Operating (loss)/income including equity method investments	(5.1)	8.8	3.7

Total assets	3,519.6	(240.6)	3,279.0
The following presents financial information by segment for the three months ended September 30, 2021:

(in $ millions)	Dayrate	IWS	Reconciling Items (1)	Consolidated total
Dayrate revenue	57.6	56.5	(56.5)	57.6
Related party revenue	15.4	—	—	15.4
Intersegment revenue	12.8	—	(12.8)	—
Rig operating and maintenance expenses	(89.3)	(32.3)	76.0	(45.6)
Intersegment expenses	—	(12.8)	12.8	—
Depreciation of non-current assets (1)	(27.9)	—	(0.5)	(28.4)
General and administrative expenses (1)	—	—	(7.7)	(7.7)
Income from equity method investments	—	—	3.8	3.8
Operating loss including equity method investments	(31.4)	11.4	15.1	(4.9)

Total assets	3,298.3	—	(190.0)	3,108.3

The following presents financial information by segment for the nine months to September 30, 2022:

(In $ millions)	Dayrate	Reconciling Items (1)	Consolidated total
Dayrate revenue	398.5	(157.0)	241.5
Related party revenue	—	53.7	53.7
Gain on disposal	—	0.6	0.6
Rig operating and maintenance expenses	(334.9)	153.4	(181.5)
Depreciation of non-current assets (1)	(87.0)	(1.2)	(88.2)
Impairment of non-current assets	(131.7)	—	(131.7)
General and administrative expenses (1)	—	(25.8)	(25.8)
Loss from equity method investments	—	(0.2)	(0.2)
Operating (loss)/income including equity method investments	(155.1)	23.5	(131.6)

The following presents financial information by segment for the nine months to September 30, 2021:

(in $ millions)	Dayrate	IWS	Reconciling Items (1)	Consolidated total
Dayrate revenue	154.4	301.6	(301.6)	154.4
Related party revenue	21.8	—	—	21.8
Intersegment revenue	88.5	—	(88.5)	—
Gain on disposal	—	—	0.7	0.7
Rig operating and maintenance expenses	(251.0)	(186.3)	295.5	(141.8)
Intersegment expenses	—	(88.5)	88.5	—
Depreciation of non-current assets (1)	(81.8)	—	(1.4)	(83.2)
General and administrative expenses (1)	—	—	(27.2)	(27.2)
Income from equity method investments	—	—	14.1	14.1
Operating (loss)/income including equity method investments	(68.1)	26.8	(19.9)	(61.2)
(1) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income / (loss) and are included in "Reconciling items." The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our Income/(loss) from equity method investments (see Note 6 - Equity Method Investments for additional information).
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
South East Asia	46.1	28.4	116.0	76.7
West Africa	24.7	10.9	71.6	30.6
Mexico	17.5	15.0	53.9	18.8
Europe	11.8	18.7	40.8	50.1
Middle East	7.8	—	12.9	—
Total	107.9	73.0	295.2	176.2
Major customers
The following customers accounted for more than 10% of our dayrate and related party revenues:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In % of operating revenues)
PTT Exploration and Production Public Company Limited	13%	28%	14%	26%
Perfomex	10%	7%	10%	10%
CNOOC Petroleum Europe Limited	—%	14%	—%	17%
Total	23%	49%	24%	53%

Fixed Assets — Jack-up rigs (1)
The following presents the net book value of our jack-up rigs by geographic area:

	September 30, 2022	December 31, 2021
(In $ millions)
South East Asia	1,167.7	1,266.7
Mexico	625.5	645.7
West Africa	414.9	568.1
Europe	244.1	250.3
Middle East	143.0	—
Total	2,595.2	2,730.8
(1) The fixed assets referred to in the table above excludes assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.

Note 5 - Contracts with Customers

Contract Assets and Liabilities
Accrued revenue is classified as a current asset. When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.
Deferred mobilization and contract preparation revenue include payments received for mobilization as well as rig preparation and upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
The following presents our contract assets and liabilities from our contracts with customers:

	September 30, 2022	December 31, 2021
(In $ millions)
Accrued revenue (1)	30.9	20.2
Current contract assets	30.9	20.2

Non-current accrued revenue (2)	1.0	—
Non-current contract asset	1.0	—
Total contract asset	31.9	20.2

Current deferred mobilization, demobilization and contract preparation revenue (3)	(24.9)	(3.9)
Current contract liability	(24.9)	(3.9)

Non-current deferred mobilization, demobilization and contract preparation revenue (4)	(7.0)	(2.5)
Non-current contract liability	(7.0)	(2.5)
Total contract liability	(31.9)	(6.4)

(1) Accrued revenue includes $1.2 million pertaining to the current portion of deferred demobilization revenue.

(2) Non-current accrued revenue pertains to the non-current portion of deferred demobilization revenue and is included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets.

(3) Current deferred mobilization, demobilization and contract preparation revenue is included in "Other current liabilities" in our Unaudited Consolidated Balance Sheets.

(4) Non-current deferred mobilization, demobilization and contract preparation revenue is included in "Other non-current liabilities" in our Unaudited Consolidated Balance Sheets.

Total movement in our contract assets and contract liabilities balances during the nine months ended September 30, 2022 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2021	20.2	6.4
Performance obligations satisfied during the reporting period	29.7	—
Amortization of revenue	—	(9.3)
Unbilled demobilization revenue	2.2	—
Performance obligations to be satisfied over time	—	2.2
Cash received, excluding amounts recognized as revenue	—	32.6
Cash received against the contract asset balance	(20.2)	—
Balance as of September 30, 2022	31.9	31.9

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Over time	104.1	70.8	283.7	167.8
Point in time	3.8	2.2	11.5	8.4
Total	107.9	73.0	295.2	176.2

Contracts Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

	September 30, 2022	December 31, 2021
(In $ millions)
Current deferred mobilization and contract preparation costs	35.9	17.2
Non-current deferred mobilization and contract preparation costs (1)	14.8	4.4
Total deferred mobilization and contract preparation asset	50.7	21.6

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets

Deferred mobilization and contract preparation costs increased by $29.1 million during the nine months ended September 30, 2022 to $50.7 million, from $21.6 million as of December 31, 2021 as a result of additional deferred costs of $52.2 million primarily relating to the contract preparations of the rigs "Groa", "Ran", "Arabia I", "Arabia II", "Thor" and "Prospector 5" offset by amortization during the nine months ended September 30, 2022 of $23.1 million.
Practical Expedient

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.

Note 6 - Equity Method Investments
During 2019, we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing to 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owned 51% of each of Opex and Akal. In addition, we provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, in which we previously held a 49% interest with CME.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex I and Perfomex II joint ventures. The acquisition was completed on the same date.
Effective August 4, 2021, although we now hold a 51% equity ownership in Perfomex and Perfomex II, we have assessed whether the increased investments in the Perfomex ventures results in the need to consolidate these entities under US GAAP. The significant judgements are whether the joint ventures are variable interest entities (VIEs) and, if so, whether Borr is the primary beneficiary. We concluded that the joint ventures are VIEs; however, we do not have the power to direct the decisions which most significantly impact the economic performance of the joint ventures. As such, we are not considered to be the primary beneficiary of the variable interest entities and we continue to account for our interests in Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investment - Equity Method and Joint Ventures and record the investments in "Equity method investments" in the Consolidated Balance Sheets.
Prior to August 4, 2021, Opex and Akal contracted technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. Prior to the sale, we were obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements. On the date of sale, the outstanding funding provided to date was returned.

The below tables sets forth the results from these entities, on a 100% basis, for the three months to September 30, 2022 and 2021:

	Three months ended September 30, 2022		Three months ended September 30, 2021		Period from July 1, 2021 to Aug 4, 2021
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II	Opex	Akal
Revenue	26.9	26.3	26.6	18.9	26.2	30.3
Operating expenses	(26.3)	(26.0)	(28.7)	(14.9)	(19.7)	(25.4)
Net income/(loss)	(0.4)	—	(5.0)	2.2	2.5	7.6

The below tables sets forth the results from these entities, on a 100% basis, for the nine months to September 30, 2022 and 2021:

	Nine months ended September 30, 2022		Nine months ended September 30, 2021		Period from January 1, 2021 to Aug 4, 2021
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II	Opex	Akal
Revenue	83.0	74.0	78.4	42.8	199.4	102.2
Operating expenses	(80.8)	(72.6)	(76.4)	(32.8)	(167.7)	(107.1)
Net income/(loss)	(1.8)	1.4	(3.9)	5.5	30.9	(1.7)
Revenue in Opex and Akal is recognized on a percentage of completion basis under the cost input method. The services Opex and Akal deliver are to a single customer, Pemex, and involve delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on contracts with Opex, Akal and Pemex, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. As of September 30, 2022, Perfomex I and Perfomex II had $117.1 million of receivables from Opex and Akal, of which $98.7 million were outstanding and $18.4 million were unbilled. As of December 31, 2021, Perfomex and Perfomex II had $86.8 million of receivables from Opex and Akal, of which $70.5 million were outstanding and $16.3 million were unbilled.

Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at September 30, 2022		As at December 31, 2021
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Cash	15.1	18.0	9.0	7.2
Total current assets	142.3	85.9	142.2	48.7
Total non-current assets	8.2	4.1	4.2	2.1
Total assets	150.5	90.0	146.4	50.8
Total current liabilities	137.9	83.5	132.1	45.8
Equity	12.6	6.5	14.3	5.0
Total Liabilities and Equity	150.5	90.0	146.4	50.8
The following presents our investments in equity method investments as at September 30, 2022:

In $ millions	Perfomex	Perfomex II	Borr Total
Balance as of January 1, 2022	16.9	2.5	19.4
(Loss)/income on a percentage basis	(0.9)	0.7	(0.2)
Balance as of September 30, 2022 (1)	16.0	3.2	19.2
(1) As at September 30, 2022, the "Equity method investments" balance in the Unaudited Consolidated Balance Sheets includes $9.8 million in funding provided by shareholder loans to Perfomex.
Note 7 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Yard cost cover expense	(8.4)	(3.2)	(22.1)	(9.4)
Bank commitment, guarantee and other fees (1)	(8.0)	(1.2)	(9.2)	(3.2)
Foreign exchange loss	(2.0)	—	(2.2)	(2.5)
Amortization of deferred finance charges	(1.6)	(1.8)	(4.8)	(4.8)
Other financial (expense)/income	(0.1)	2.5	(0.2)	5.2
Total	(20.1)	(3.7)	(38.5)	(14.7)

(1) Bank commitment, guarantee and other fees for the three months and nine months ended September 30, 2022 includes a $7.5 million financing fee.

Note 8 - Taxation
Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. For the three months ended September 30, 2022, our pre-tax loss is all attributable to foreign jurisdictions except for a $12.4 million pre-tax loss associated with Bermuda. For the three months ended 30 September, 2021, our pre-tax loss is all attributable to foreign jurisdictions except for a $13.6 million pre-tax loss associated with Bermuda. For the nine months ended September 30, 2022, our pre-tax loss is all attributable to foreign jurisdictions except for a $31.3 million pre-tax loss associated with Bermuda. For the nine months ended 30 September, 2021, our pre-tax loss is all attributable to foreign jurisdictions except for a $58.2 million pre-tax loss associated with Bermuda.
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.

Income tax expense is comprised of the following:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Current tax	(3.5)	(4.6)	(15.6)	(6.7)
Change in deferred tax	(1.0)	(0.1)	—	0.7
Total	(4.5)	(4.7)	(15.6)	(6.0)
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.
Note 9 - Loss Per Share
The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 9,491,230 share options outstanding and 500,000 performance share options issued to employees and directors as at September 30, 2022 and convertible bonds with a conversion price of $63.5892 for a total of 5,504,080 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Basic loss per share	(0.30)	(0.24)	(1.68)	(1.10)
Diluted loss per share	(0.30)	(0.24)	(1.68)	(1.10)

Issued ordinary shares at the end of the period	229,264,579	137,218,175	229,264,579	137,218,175
Weighted average numbers of shares outstanding for the period, basic and diluted	185,622,430	136,811,843	161,376,006	134,023,528
The effects of convertible bonds have been excluded from the calculation of diluted EPS for the three and nine months ended September 30, 2022 and 2021 because the effects were anti-dilutive.

Note 10 - Restricted Cash
Restricted cash is comprised of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
Restricted cash relating to the issuance of guarantees	6.7	10.0
Restricted cash relating to debt financings	—	1.1
Restricted cash relating to other	0.3	—
Total restricted cash	7.0	11.1
Less: amounts included in current restricted cash	(0.3)	(3.3)
Non-current restricted cash	6.7	7.8

Note 11 - Assets held for sale
Assets held for sale are comprised of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
Jack-up rig "Gyme"	119.7	—
Newbuildings	7.6	—
Total	127.3	—
During the three months ended September 30, 2022, the Company concluded that the jack-up rig "Gyme" met the classification of held for sale and as such, its carrying value of $119.7 million was reclassified from "Jack-up drilling rigs" to "Assets held for sale" in our Unaudited Consolidated Balance Sheet. Prior to the re-classification, the Company recognized an impairment loss of $7.3 million (see Note 14 - Jack-Up Rigs).
During the three months ended September 30, 2022, the Company concluded that the three newbuildings "Tivar", "Huldra" and "Heidrun" (the "Newbuildings") met the classification for held for sale and as such, their carrying value of $7.6 million was reclassified from "Newbuildings" to "Assets held for sale" in our Unaudited Consolidated Balance Sheets. Prior to this, during the three months ended June 30, 2022, the Company recognized an impairment loss on the Newbuildings of $124.4 million (see Note 13 - Newbuildings).
The sale of the jack-up rig "Gyme" and the sale of the Newbuildings are expected to be completed within a year from the reporting date.
Note 12 - Other Current Assets
Other current assets are comprised of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
VAT and other tax receivable	12.1	8.0
Client rechargeables	7.8	2.6
Deferred financing fee	0.2	0.9
Right-of-use lease asset (1)	0.2	0.2
Other receivables	3.9	5.2
Total	24.2	16.9
(1) The right-of-use lease asset pertains to our office lease.

Note 13 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	September 30, 2022	December 31, 2021
(In $ millions)
Opening balance	135.5	135.5
Impairment	(124.4)	—
Reclassification to assets held for sale	(7.6)	—
Total	3.5	135.5
No rigs were delivered in the nine months ended September 30, 2022.
Impairment
On June 27, 2022, the Company entered into a letter of intent for the sale of three newbuilding jack-up rigs for $320.0 million, subject to various conditions, including entering into an agreement to give effect to the LOI.
As a result of the potential sale of the three newbuilding rigs, we performed an impairment assessment and concluded that, based on management's best estimate as at June 30, 2022 of the most likely outcome, an impairment charge of $124.4 million was required to reflect the difference between the best estimate of the sales amount less costs to sell (fair value level 3) and the sum of the current capitalized cost and the expected cost to complete (level 3 fair value).

(In $ millions)
Three newbuildings considered in the LOI carrying value	132.0
Estimated cost to complete and respective onerous provision, net	312.4
Total	444.4
Potential sale price	320.0
Impairment charge	(124.4)
Carrying value	7.6
In September 2022, we entered into a sales agreement, giving effect to the previously executed LOI. The sales agreement is conditional upon various closing conditions and upon closing, the final proceeds from the sale would be used to pay the delivery installments of the three newbuilding jack-up rigs and further eliminate the associated activation costs that would have applied in the future.
Held for sale Classification
During the three months ended September 30, 2022, the Company concluded that the three newbuildings met the classification for held for sale and as such, their carrying value of $7.6 million was reclassified from "Newbuildings" to "Assets held for sale" in our Unaudited Consolidated Balance Sheets. In addition, as a result of being in the same disposal group, during the three months ended September 30, 2022, $16.8 million was reclassified from "Onerous contracts" to "Onerous contracts held for sale" in our Unaudited Consolidated Balance Sheets.
Commitments
The remaining contracted installments as of September 30, 2022, payable on delivery, for the two Keppel newbuilds acquired in 2017 are approximately $294.8 million. See Note 19 - Commitments and Contingencies.

Note 14 - Jack-Up Rigs

	September 30, 2022	December 31, 2021
(In $ millions)
Opening balance	2,730.8	2,824.6
Additions	78.4	23.8
Depreciation and amortization	(87.0)	(117.6)
Reclassification to assets held for sale	(119.7)	—
Impairment	(7.3)	—
Total	2,595.2	2,730.8
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, we recognized a depreciation charge of $0.4 million and $1.2 million for the three and nine months ended September 30, 2022 related to property, plant and equipment ($0.5 million and $1.4 million for the three and nine months ended September 30, 2021).
Held for sale Classification
During the three months ended September 30, 2022, the jack-up rig "Gyme" was classified as held for sale. Preceding its classification as held for sale, an impairment loss of $7.3 million was recognized as the difference between the rig's carrying value and the estimated fair value less cost to sell (fair value level 3).
Impairment
During the nine months ended September 30, 2022, for the remainder of the fleet we considered whether indicators existed that the carrying amounts of our jack-up rigs may not be recoverable as of September 30, 2022, and concluded that no indicators, events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2021 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 15 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
Deferred mobilization and contract preparation costs (1)	14.8	4.4
Right-of-use lease asset, non-current (2)	1.1	1.3
Deferred demobilization revenue (3)	1.0	—
Deferred tax asset	0.7	0.7
Prepayments	0.5	0.1
VAT receivable	0.4	0.4
Total	18.5	6.9

(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Groa", "Arabia I", "Arabia II", "Prospector 5", "Saga" and "Skald" (see Note 5 - Contracts with Customers).

(2) The right-of-use lease asset pertains to our office lease.

(3) Non-current deferred demobilization revenue relates to demobilization revenue for one of our jack-up rigs, which will be billed upon contract completion.
Note 16 - Accrued Expenses
Accrued expenses are comprised of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
Accrued goods and services received, not invoiced	28.2	7.7
Accrued payroll and bonus	4.8	6.2
Other accrued expenses (1)	39.1	31.7
Total	72.1	45.6

(1) Other accrued expenses include holding costs incurred with the shipyards, professional fees, management fees and other accrued expenses related to rig operations.

Note 17 - Debt
Short-term debt is comprised of the following:

	Principal Amount
(In $ millions)	September 30, 2022	December 31, 2021
Hayfin Term Loan Facility	197.0	—
Syndicated Senior Secured Credit Facilities	280.0	—
New Bridge Revolving Credit Facility	30.5	—
$350m Convertible bonds	350.0	—
PPL Delivery Financing	753.3	—
Total	1,610.8	—
Back end fee due to PPL on Delivery of rigs	29.3	—
Effective interest rate adjustments on PPL Delivery financing	11.9	—
Deferred finance charges	(2.4)	—
Carrying Value Short-Term Debt	1,649.6	—
Long-term debt is comprised of the following:

	Principal Amount
(In $ millions)	September 30, 2022	December 31, 2021
Hayfin Term Loan Facility	—	197.0
Syndicated Senior Secured Credit Facilities	—	272.7
New Bridge Revolving Credit Facility	—	30.3
$350m Convertible bonds	—	350.0
PPL Delivery Financing	—	753.3
Keppel Delivery Financing	259.2	259.2
Total	259.2	1,862.5
Back end fee due to PPL and Keppel on Delivery of rigs	13.5	42.8
Effective interest rate adjustments on PPL and Keppel Delivery financing	10.8	17.1
Deferred finance charges	—	(6.5)
Carrying Value Long-Term Debt	283.5	1,915.9
The carrying values in the tables above include, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.
At September 30, 2022 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2022	—
2023	1,610.8
2024	—
2025	86.4
2026	172.8
Thereafter	—
Total principal debt	1,870.0
Interest
The weighted average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 8.1% for the nine months ended September 30, 2022.
Covenants

As at September 30, 2022, we were in compliance with the covenants and our obligations under our debt agreements.

Note 18 - Other Current Liabilities
Other current liabilities are comprised of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
Deferred mobilization revenue (1)	24.2	3.9
Other current taxes payable (2)	9.9	4.6
VAT payable	9.1	6.6
Corporate income taxes payable	4.3	4.4
Deferred demobilization revenue (1)	0.7	—
Operating lease liability, current	0.2	0.7
Accrued payroll and severance	—	0.7
Other current liabilities	1.4	1.4
Total	49.8	22.3
(1) Deferred mobilization revenue and deferred demobilization revenue comprise our current contract liability (see Note 5 - Contracts with Customers).
(2) Other current taxes payable include withholding tax, payroll tax and other indirect tax related liabilities.
Note 19 - Commitments and Contingencies
The Company has the following delivery installment commitments as at September 30, 2022:

	September 30, 2022	December 31, 2021
(in $ millions)
Delivery installments for jack-up drilling rigs	615.0	621.0
Back-end fees	9.0	9.0
Total	624.0	630.0
The back-end fee is only payable and will be included as part of the cost price if we choose to accept delivery financing from Keppel or upon Keppel's discretion. In addition, under the PPL Financing, PPL is entitled to certain fees payable in connection with the increase in the market value of the relevant PPL Rig Owner from October 31, 2017 until the repayment date, less the relevant rig owner's equity cost of ownership of each rig and any interest paid on the delivery financing.
The following table sets forth when our commitments fall due as of September 30, 2022:

(In $ millions)	Less than 1 year	1-2 years	2-3 years	Thereafter	Total
Delivery installments for jack-up rigs and back end fees	442.2	181.8	—	—	624.0
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments as at September 30, 2022:

	September 30, 2022	December 31, 2021
(in $ millions)
Surety bonds, bank guarantees and performance bonds	13.2	20.8
Total	13.2	20.8
As at September 30, 2022, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1–3 years	Total
Surety bonds, bank guarantees and performance bonds	5.6	7.6	13.2

Assets pledged as collateral

	September 30, 2022	December 31, 2021
(in $ millions)
Book value of jack-up rigs pledged as collateral for long-term debt facilities	2,714.9	2,730.8
Note 20 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provide three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate and technical services agreements to Opex and Akal, respectively. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services related costs on a per well basis. The revenue from these contracts is recognized as "Related party revenue" in the Unaudited Consolidated Statements of Operations.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of the Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale was completed on the same date. Until their sale, as a 49% shareholder we were required to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see Note 6 - Equity Method Investments).
For the three and nine months ended September 30, 2022 and 2021, the management services revenues and bareboat revenues from our related parties consisted of the following:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Management Services Revenue - Perfomex	—	0.8	—	4.9
Management Services Revenue - Perfomex II	—	0.7	—	3.0
Bareboat Revenue - Perfomex	10.5	12.3	30.7	10.7
Bareboat Revenue - Perfomex II	6.9	1.6	23.0	3.2
Total	17.4	15.4	53.7	21.8
For the three and nine months ended September 30, 2022 and 2021 repayment of funding received from our joint ventures consisted of the following:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Perfomex	—	(22.8)	—	(25.3)
Perfomex II	—	(10.5)	—	(9.5)
Opex	—	(3.7)	—	(3.7)
Akal	—	(1.7)	—	(1.7)
Total	—	(38.7)	—	(40.2)
Receivables: The balances with the joint ventures as of September 30, 2022 and December 31, 2021 consisted of the following:

	September 30, 2022	December 31, 2021
(In $ millions)
Perfomex	46.4	40.8
Perfomex II	30.5	7.8
Total	76.9	48.6

b) Transactions with Other Related Parties
Additional paid in capital: The transactions with other related parties for three and nine months ended September 30, 2022 and 2021 consisted of the following:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Magni Partners Limited (1)	(1.3)	—	(1.3)	—

The transactions above are related to fees directly attributable to the Company's August 2022 Equity Offering and therefore the fees have been recognized in "Additional paid in capital" in our Unaudited Consolidated Balance Sheets.

Further, as part of the August 2022 Equity Offering, two of our Directors, Mr. Tor Olav Trøim, the Chairman of our Board and Mr. Neil Glass, Director, subscribed to offer shares in the amounts of 5,555,555 and 12,500, shares respectively.
Expenses: The transactions with other related parties for three and nine months ended September 30, 2022 and 2021 consisted of the following:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In $ millions)
Magni Partners Limited (1)	(0.1)	(0.4)	(0.6)	(0.8)

(1) Magni Partners Limited ("Magni") is party to a Corporate Services Agreement with the Company pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni.

Note 21 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at September 30, 2022 and December 31, 2021 were as follows:

		As at September 30, 2022		As at December 31, 2021
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	279.0	279.0	34.9	34.9
Restricted cash (1)	1	0.3	0.3	3.3	3.3
Trade receivables (1)	1	38.0	38.0	28.5	28.5
Other current assets (excluding deferred finance fee) (1)	1	24.0	24.0	16.0	16.0
Due from related parties (1)	1	76.9	76.9	48.6	48.6
Non-current restricted cash	1	6.7	6.7	7.8	7.8

Liabilities
Trade payables (1)	1	53.2	53.2	34.7	34.7
Accrued expenses and other current liabilities (1)	1	283.6	283.6	83.2	83.2
Short-term debt (2)	2	1,617.4	1,640.1	—	—
Long-term debt (1)	1	272.7	272.7	1,728.6	1,915.9
(1) The carrying values approximate the fair values due to their near term expected receipt of cash.
(2) Short-term debt includes our 3.875% convertible bond due in 2023 which is fair valued using observable market based inputs.

Assets Measured at Fair Value on a Non-Recurring Basis
As at September 30, 2020, the Company measured three of its Newbuilding rigs at a combined fair value of $7.6 million, which was determined using level 3 inputs based on the Company's best estimate of the sales values less the expected cost to complete, net of its respective onerous contract. In addition, the Company measured its jack-up rig "Gyme" at fair value based on level 3 inputs, namely its estimated sales value less estimates costs to sell.
The Newbuildings and the jack-up rig "Gyme" have been classified as held for sale in the three months ended September 30, 2022 as the sales are expected to be completed within a year from the reporting date.
Note 22 - Common Shares
Authorized share capital

	September 30, 2022	December 31, 2021
(Number of shares of $0.10 each)
Authorized shares	255,000,000	180,000,000
On August 16, 2022, our shareholders approved an increase in the Company's authorized share capital of 40,000,000 new common shares and subsequently on August 25, 2022, our shareholders approved a further increase in the Company's authorized share capital of 35,000,000 new common shares with a nominal value of $0.10 per common share.
Issued and outstanding share capital

	September 30, 2022	December 31, 2021
(Number of shares of $0.10 each)
Issued	229,264,579	137,218,175
Treasury shares	406,333	406,333
Outstanding	228,858,246	136,811,842
On December 28, 2021, we conducted a private placement for gross proceeds of $30 million by issuing 13,333,333 new depository receipts (representing the same number of shares) at a subscription price of $2.25 per depository receipt. Share issuance costs associated with this equity raise were $1.1 million. On January 31, 2022, the equity offering was settled and the Company's issued share capital was increased by $1.3 million to $15.1 million, divided into 150,551,508 common shares with a nominal value of $0.10 per common share.
On August 10, 2022, we conducted a public offering of $250.0 million, plus an additional $25.0 million that was issued and sold upon the exercise of the underwriters' options. The gross proceeds of $274.9 million were received in two settlements by issuing 76,363,071 shares at a subscription price of $3.60 per share. Share issuance costs associated with this equity raise were $14.5 million. On August 17 2022, we received the first settlement for 41,666,667 of the shares and subsequently on August 26,2022 we received the second and final settlement for the remaining 34,696,404 shares. During August the Company's issued share capital was increased by $7.6 million to $23.0 million divided into 229,264,579 common shares with a nominal value of $0.10 per common share.
Equity distribution
In July 2021, the Company entered into an Equity Distribution Agreement with Clarksons for the offer and sale of up to $40.0 million of common shares of the Company through an ATM program. In the nine months ended September 30, 2022, the Company issued 2,350,000 shares raising gross proceeds of $8.9 million and net proceeds of $8.8 million, with compensation paid by the Company to Clarksons of $0.1 million.

Note 23 - Subsequent Events
In October 2022, the Company entered into agreements with our secured creditors to refinance all of our secured debt maturing in 2023 to 2025, which became effective on October 5, 2022. As part of these agreements, the Company extended the debt maturity for its shipyard delivery financing arrangement with PPL and for its secured debt facility with Hayfin to 2025; deferred the delivery dates for two of our newbuild rigs to 2025 and agreed to sell three newbuild rigs the Company previously agreed to purchase from Keppel to an undisclosed third-party; and fully paid the outstanding balance of its Syndicated Senior Secured Credit Facilities and New Bridge Revolving Credit Facility with proceeds from a new $150 million bilateral facility fully drawn down provided by DNB Bank ASA, an existing lender in the previous facilities, and a portion of the proceeds of the August 2022 Equity Offering.

Refer to the table below for the Company's short-term and long-term debt principal amount following the execution of the refinancing agreements which became effective October 5, 2022:

	Principal Amount
(In $ millions)	As at September 30, 2022	As at October 5, 2022
Hayfin Term Loan Facility	197.0	30.0
Syndicated Senior Secured Credit Facilities	280.2	—
New Bridge Revolving Credit Facility	30.3	—
DNB Facility	—	15.0
$350m Convertible bonds	350.0	350.0
PPL Delivery Financing	753.3	128.7
Total Short-Term Principal	1,610.8	523.7
Hayfin Term Loan Facility	—	137.0
DNB Facility	—	135.0
PPL Delivery Financing	—	624.6
Keppel Delivery Financing	259.2	259.2
Total Long-Term Principal	259.2	1,155.8
In addition, on October 13, 2022, the Company entered into an agreement to sell the "Gyme" jack-up drilling rig for a price of $120 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL Shipyard completed in October 2022. The transaction was concluded on November 15, 2022 and the proceeds from the sale were applied to all outstanding amounts owed on the rig, and excess amounts were applied to the capitalized interest for the eight other rigs financed by PPL.